UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

PAYA HOLDINGS INC.

(Name of Subject Company (Issuer))

PINNACLE MERGER SUB, INC.

(Name of Filing Persons (Offeror))

an indirect, wholly owned subsidiary of

NUVEI CORPORATION

(Name of Filing Persons (Parent of Offeror))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

70434P103

(Cusip Number of Class of Securities)

Lindsay Matthews

General Counsel and Corporate Secretary

1100 René-Lévesque Boulevard West, Suite 900

Montreal, Quebec H3B 4N4

(514) 313-1190

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Evan Rosen

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

212-450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Pinnacle Merger Sub, Inc., a Delaware corporation (“Purchaser”), and Nuvei Corporation, a corporation incorporated pursuant to the laws of Canada (“Parent”), with the U.S. Securities and Exchange Commission on January 24, 2023 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase any and all of the issued and outstanding shares of common stock, par value $0.001 per share, of Paya Holdings Inc., a Delaware corporation (the “Company” and such shares, the “Shares”), at a price of $9.75 per Share, without interest, net to the holder in cash, less any applicable withholding taxes, upon the terms and subject to the conditions described in the Offer to Purchase dated January 24, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Purchaser is an indirect, wholly owned subsidiary of Parent. This Amendment is being filed on behalf of Parent and Purchaser. Unless otherwise indicated, references to sections in the Schedule TO are references to sections of the Offer to Purchase.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The disclosure in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are amended and supplemented as set forth below:

The Offer and withdrawal rights expired at one minute following 11:59 p.m., New York City time, on Tuesday, February 21, 2023. The Depositary has indicated that, as of the Offer Expiration Time, a total of 110,558,939 Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received”, as such terms are defined by Section 251(h) of the DGCL) were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 83.49% of the issued and outstanding Shares as of the Offer Expiration Time (including, for these purposes, shares forfeited pursuant to the terms of the Sponsor Support Agreement, dated August 3, 2020, by and among the persons set forth therein). The number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfies the Minimum Condition. As all conditions to the Offer have been satisfied or waived, Purchaser has irrevocably accepted for payment, as of one minute following 11:59 p.m., New York City time, on Tuesday, February 21, 2023, all such Shares validly tendered into and not validly withdrawn from the Offer and will promptly (and in any event within two (2) business days) pay for all such Shares in accordance with the Offer.

As a result of its acceptance of the Shares validly tendered in the Offer, as of one minute following 11:59 p.m., New York City time, on Tuesday, February 21, 2023, Purchaser acquired a sufficient number of Shares to complete the Merger without a vote of the stockholders of Paya pursuant to Section 251(h) of the DGCL. Accordingly, on February 22, 2023, Purchaser effected the Merger under Section 251(h) of the DGCL, pursuant to which Purchaser merged with and into the Company, with the Company continuing as the surviving corporation. At the effective time of the Merger, each outstanding Share other than Shares, (i) (A) held by the Company as treasury stock or otherwise or (B) owned by Purchaser, in each case, as of immediately prior to the effective time, (ii) owned by Parent or any direct or indirect wholly owned subsidiary of Parent (other than Purchaser) or of the Company (in each case, other than any such shares held in a fiduciary, representative or other capacity on behalf of third parties) or (iii) held by a holder who is entitled to demand appraisal and who has properly and validly exercised appraisal rights with respect thereto in accordance with, and who has complied with, Section 262 of the DGCL) was cancelled and automatically converted into the right to receive the Offer Price in cash (without interest and less any applicable withholding taxes), which we refer to as the “Merger Consideration.” Shares described in clause (i) above were cancelled at the effective time and are not exchangeable for the Merger Consideration. Shares described in clause (ii) above were converted into such number of shares of common stock of the surviving corporation such that the ownership percentage of any such person in the surviving corporation equals the ownership percentage that such person’s shares represented in the Company immediately prior to the effective time. Shares described in clause (iii) above entitle their holders only to the rights granted to them under Section 262 of the DGCL.

Following the Merger, the Company will be delisted and will cease to be a publicly traded company. Parent and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Index No.

(a)(5)(I)	Press Release issued by Parent, dated February 22, 2023 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K filed by Parent with the Securities and Exchange Commission on February 22, 2023).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2023

PINNACLE MERGER SUB, INC.

By:	/s/ David Schwartz
Name: David Schwartz
Title: Chief Financial Officer

NUVEI CORPORATION

By:	/s/ Lindsay Matthews
Name: Lindsay Matthews
Title: General Counsel